UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Appointment of Director

On February 10, 2025, we announced the appointment of Pierre-Yves Terrisse to our Board of Directors (the “Board”).

Mr. Terrisse has been an advisor and strategic contributor to Vision Marine for the past three years, bringing financial insight and market expertise as we navigated our growth in the electric marine sector. Throughout his career, Mr. Terrisse has held senior leadership roles in investment banking, institutional equity sales, and corporate strategy, advising both public and private companies on financing, mergers and acquisitions, and market positioning. Pierre-Yves currently serves as Vice President of Corporate Development at NanoXplore, overseeing investor relations, M&A opportunities, and strategic growth initiatives. His prior experience includes key positions at Industrial Alliance Capital Markets, Ventum (formerly Echelon Wealth Partners), and Dundee Securities, where he helped structure major financing deals and develop corporate growth strategies.

General

On February 10, 2025, we issued a press release entitled “Vision Marine Technologies Appoints Pierre-Yves Terrisse to Board of Directors to Strengthen Financial and Strategic Expertise”. A copy thereof is attached as Exhibit 99.1 to this report.

On January 16, 2025, we issued a press release entitled “Vision Marine Technologies Announces Closing of Private Placement”. A copy thereof is attached as Exhibit 99.2 to this report.

The information contained in this Report on Form 6-K (excluding the press releases attached as Exhibit 99.1 and Exhibit 99.2) is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-267893), Registration Statement on Form F-3 (File No. 333-274882), Registration Statement on Form F-3 (File No. 333-284423) and Registration Statement on Form S-8 (File No. 333-264089).

Exhibit No.	Exhibit
99.1	Press release, dated February 11, 2025, entitled “Vision Marine Technologies Appoints Pierre-Yves Terrisse to Board of Directors to Strengthen Financial and Strategic Expertise”
99.2	Press release, dated February 6, 2025, entitled “Vision Marine Technologies Files Patent Application for Distributed Control System Architecture in Electric Marine Vessels”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: February 12, 2025	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer